                                                                        Rule 425
                                                     Filer:  Greater Bay Bancorp
                                                     Issuer: Greater Bay Bancorp
                                                Commission File Number:  0-25034


                         [BANK OF PETALUMA LETTERHEAD]


June 30, 2000



Dear Fellow Shareholder:

Your Board of Directors declared a cash dividend of $.06 per share to shareholders of record on June 23, 2000. We are very happy to enclose your dividend check and at the same time thank you for your support.

We expect to schedule a shareholders meeting late in the summer to vote on the Greater Bay Bancorp merger.

Our first quarter profit was $576,000 and assets were $206 million on March 31, 2000. Diluted earnings per share for the 2000 first quarter were $.38 compared to $.37 in the same period last year.

We are very excited about our future with the Greater Bay Bancorp merger and the opportunities it will create. Their "Super Community Bank" concept will enhance our products and services for our customers.

Bank of Petaluma will retain its name and operate as a subsidiary of Greater Bay Bancorp. I will continue as President and CEO and our Board of Directors will remain.

Very truly yours,

/s/ Walter E. Bragdon

Walter E. Bragdon
President &
Chief Executive Officer


Greater Bay Bancorp will file a registration statement on Form S-4 with the SEC in connection with the proposed merger. The registration statement will include a prospectus/proxy statement which will be sent to shareholders of Bank of Petaluma seeking their approval of the proposed merger. When filed, the registration statement can be obtained at the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov."